UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER
Washington, DC 20549	001-14837
CUSIP NUMBER
74837R104
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Quicksilver Resources Inc.
Full Name of Registrant

N/A
Former Name if Applicable

801 Cherry Street, Suite 3700, Unit 19
Address of Principal Executive Office (Street and Number)

Fort Worth, Texas 76102
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed in the Current Report on Form 8-K filed with the SEC on March 17, 2015 by Quicksilver Resources Inc. (the “Company”), on March 17, 2015 the Company and its subsidiaries, Barnett Shale Operating LLC, Cowtown Drilling, Inc., Cowtown Gas Processing L.P., Cowtown Pipeline Funding, Inc., Cowtown Pipeline L.P., Cowtown Pipeline Management, Inc., Makarios Resources International Holdings LLC, Makarios Resources International Inc., QPP Holdings LLC, QPP Parent LLC, Quicksilver Production Partners GP LLC, Quicksilver Production Partners LP, and Silver Stream Pipeline Company LLC (collectively with the Company, the “Debtors”) each filed a voluntary petition for relief under chapter 11 of title 11 of the U.S. Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware to restructure their obligations and capital structure. The Debtors are currently operating their business as debtors in possession in accordance with the applicable provisions of the Bankruptcy Code.

The Company is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2015 (the “Form 10-Q”), with the SEC within the prescribed period without unreasonable effort or expense. The Company’s management and external advisors have devoted substantial attention to the Company’s reorganization efforts. As a result of the increased burdens on the Company’s financial, accounting and administrative staff, the Company has not completed its preparation of the financial statements for the period ended March 31, 2015 that are required to be included in the Form 10-Q.

The Company expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date as set forth in Rule 12b-25.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Vanessa Gomez LaGatta	(817)	665-5000
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
Yes ☒     No ☐

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒     No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report significant changes in its results of operations for its period ended March 31, 2015.  Based on the information available at this time, the Company anticipates that the diluted loss per share for the three months ended March 31, 2015 will be $0.69, compared to diluted loss per share of $0.34 for the three months ended March 31, 2014.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on the Company’s current expectations and involve risks and uncertainties that could cause actual results and events to differ materially from those described in the statements. The words “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward looking statements. Factors that could cause results to differ materially from current expectations include those referenced in the Company’s Form 10-K for the year ended December 31, 2014 or subsequent SEC filings. You should not place undue reliance on these forward-looking statements, which reflect the Company’s opinions only as of the date of this Form 12b-25. The Company undertakes no obligation to publicly release any revisions to the forward-looking statements after the date of this Form 12b-25.

Quicksilver Resources Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 12, 2015	By	/s/ Vanessa Gomez LaGatta
Vanessa Gomez LaGatta
Senior Vice President – Chief Financial Officer and Treasurer